CAMPBELL STRATEGIC ALLOCATION FUND, L.P.
                         MONTHLY REPORT - SEPTEMBER 2010
                                   -----------



                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------


Net Asset Value (578,460.610 units) at August 31, 2010          $ 1,348,903,725
Additions of 0.000 units on September 30, 2010                                0
Redemptions of (12,580.143) units on September 30, 2010             (30,665,109)
Offering Costs                                                         (183,877)
Net Income (Loss) - September 2010                                   61,322,188
                                                                ---------------

Net Asset Value (565,880.467 units) at September 30, 2010       $ 1,379,376,927
                                                                ===============

Net Asset Value per Unit at September 30, 2010                  $      2,437.58
                                                                ===============


                           STATEMENT OF INCOME (LOSS)
                           --------------------------


Income:
  Gains (losses) on futures contracts:
    Realized                                                    $    29,158,838
    Change in unrealized                                              9,322,380
  Gains (losses) on forward and options on forward contracts:
    Realized                                                        (18,334,275)
    Change in unrealized                                             49,522,945
  Net Investment income (loss)                                          498,164
                                                                ---------------

                                                                     70,168,052
                                                                ---------------

Expenses:
  Brokerage fee                                                       8,740,834
  Performance fee                                                             0
  Operating expenses                                                    105,030
                                                                ---------------

                                                                      8,845,864
                                                                ---------------

Net Income (Loss) - September 2010                              $    61,322,188
                                                                ===============

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                                 FUND STATISTICS
                                 ---------------


Net Asset Value per Unit on September 30, 2010                  $      2,437.58

Net Asset Value per Unit on August 31, 2010                     $      2,331.89

Unit Value Monthly Gain (Loss) %                                           4.53%

Fund 2010 calendar YTD Gain (Loss) %                                       1.80%


To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                       /s/ Theresa D. Becks
                                       -----------------------------------------
                                       Theresa D. Becks, Chief Executive Officer
                                       Campbell & Company, Inc.
                                       General Partner
                                       Campbell Strategic Allocation Fund, L.P.

                                       Prepared without audit

Dear Investor,

Commodities, Currencies and Equities Produce Strong September Gains...

Asset prices during the month were driven by FOMC hinting that the Federal Reserve is ready and willing to undergo a second round of quantitative easing. While the U.S. Dollar and interest rates fell, equities and commodities rose significantly.

Commodity trading was the dominant contributor to positive performance for the month, particularly in precious and base metals, grains and soft commodities. Gold prices reached all-time highs, while silver rallied 12% to levels not seen since the early 1980s. Aluminum and nickel prices also posted double-digit increases during the month. Elevated demand and weather-related supply concerns pushed sugar, cotton and corn prices up over 22%, 17% and 10%, respectively.

While commodity trading was a strong driver, foreign exchange was also a material contributor to performance, particularly from commodity-linked currencies. The month brought U.S. dollar weakness against all major currencies as investors bet the Federal Reserve would implement a fresh round of asset purchases to jump-start the slowing U.S. economy.

Smaller gains were recorded in the equity markets as prices surged higher on fewer concerns of a "double-dip" U.S. recession and a continued increase in M&A activity. Stocks in Asia took the lead, followed by the U.S. and Europe, which lagged due to ongoing sovereign debt level concerns.

A portion of the Fund's gains were offset by losses in fixed income markets as bond prices were extremely volatile during September.

As ambiguity around the question of macroeconomic health plagues the market and event-driven information drives asset prices, we remain committed to a systematic and disciplined approach with a focus on maintaining a steady risk posture across a diversified portfolio. Don't hesitate to reach out with any questions.

Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
General Partner
Campbell Strategic Allocation Fund, L.P.